Exhibit 34

CONTACT:
Michael Sitrick or Terry Fahn
Sitrick And Company, Inc.
(310) 788-2850

Steven G. Mihaylo and Vector Capital Withdraw

Offer to Acquire Inter-Tel

TEMPE, AZ, November 8, 2006 – Steven G. Mihaylo and Vector Capital Corporation announced today that they had sent a letter to the Board of Directors of Inter-Tel (Delaware), Incorporated (Nasdaq: INTL) withdrawing their offer to acquire Inter-Tel.

“We again thank stockholders for supporting our Resolution,” stated Steven G. Mihaylo. “We are gratified that we received approximately 49.4% of the votes cast, and note that a small swing of less than 1% of the votes would have resulted in approval of our Resolution. While we are disappointed in the outcome, we believe that our efforts have increased the Board's focus on its obligation to maximize value for all stockholders."

Mr. Mihaylo and Vector Capital are reviewing their alternatives with respect to Inter-Tel and have not decided on their future actions. Mr. Mihaylo and Vector have previously agreed with the Company that, prior to December 31, 2006, other than by evaluating and making a Mihaylo Proposal, they will not acquire or propose to acquire any shares of common stock. Mr. Mihaylo and Vector noted their belief that the due diligence they previously conducted on the Company is now out-dated and that more recent data may not support the prices previously offered for the Company.

Mr. Mihaylo and Vector will continue to evaluate their investment in Inter-Tel on an ongoing basis. Based on their evaluation, Mr. Mihaylo and Vector may, subject to their agreement with the Company noted above, acquire additional shares of common stock. Alternatively, Mr. Mihaylo may dispose of shares of common stock, and Mr. Mihaylo and Vector reserve the right to change their intentions and plans at any time, as they deem appropriate.

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